SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

Gulf Coast Ultra Deep Royalty Trust
(Name of Issuer)
Royalty Trust Units
(Title of Class of Securities)
40222T104
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	40222T104	13D	Page 2 of 6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
46,015,980
	8	SHARED VOTING POWER
262,346
	9	SOLE DISPOSITIVE POWER
46,015,980
	10	SHARED DISPOSITIVE POWER
262,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,278,326
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.1%

14	TYPE OF REPORTING PERSON*
IN-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the Royalty Trust Units (the “Royalty Trust Units”) of Gulf Coast Ultra Deep Royalty Trust, a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at The Bank of New York Mellon Trust Company, N.A., as trustee, Institutional Trust Services, 919 Congress Avenue, Suite 500, Austin, Texas 78701.

Item 2.	Identity and Background

This statement is filed by Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”). Mr. Miller’s principal business address is 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida 33405. Mr. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Mr. Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Mr. Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Miller is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996. Milfam LLC is the advisor to Trust A-4 (“Trust A-4”). Trust A-4 was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the Royalty Trust Units purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Royalty Trust Units purchased by Trust A-4 was approximately $1,372,036.00.

Mr. Miller is the managing member of Milfam LLC. All of the Royalty Trust Units Mr. Miller is deemed to beneficially own as the managing member of Milfam LLC were purchased with funds generated and held by Milfam LLC. The aggregate purchase price for the Royalty Trust Units purchased by Milfam LLC was approximately $81,930.00.

Milfam LLC is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

Milfam I: All of the Royalty Trust Units Mr. Miller is deemed to beneficially own as the managing member of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Royalty Trust Units purchased by Milfam I was approximately $620,840.00.

Milfam II: All of the Royalty Trust Units Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Royalty Trust Units purchased by Milfam II was approximately $5,447,774.00.

Mr. Miller is the trustee for a certain generation skipping trust, Catherine Miller GST (the “Catherine GST”). All of the Royalty Trust Units Mr. Miller is deemed to beneficially own as the trustee for Catherine GST were purchased with funds generated and held by the Catherine GST. The aggregate purchase price for the Royalty Trust Units Mr. Miller is deemed to beneficially own as trustee of the Catherine GST was approximately $64,607.00.

Mr. Miller is the co-trustee of a trust (“Crider GST”). All of the Royalty Trust Units Mr. Miller is deemed to beneficially own as the co-trustee for Crider GST were purchased with funds generated and held by the Crider GST. The aggregate purchase price for the Royalty Trust Units Mr. Miller is deemed to beneficially own as trustee of Crider GST was approximately $81,126.00.

Mr. Miller is the manager of LIMFAM LLC (“LIMFAM LLC”), a Delaware limited liability company. All of the Royalty Trust Units Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the Royalty Trust Units Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was $505,998.00.

All of the Royalty Trust Units purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the Royalty Trust Units purchased by Mr. Miller on his own behalf was approximately $807,112.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4.	Purpose of the Transaction

The Royalty Trust Units covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. The purpose of this filing is to state that Mr. Miller has become the beneficial owner of greater than 20% of the outstanding Royalty Trust Units of the Company.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Subject to the terms of the Agreement, Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

(a)       Mr. Miller may be deemed to beneficially own 46,278,326 Royalty Trust Units, which is equal to approximately 20.1% of the outstanding Royalty Trust Units, based on 230,172,696 Royalty Trust Units outstanding, as reported in the Issuer’s Form 10-Q filed on August 5, 2016. As of the date hereof, 3,491,804 of the Royalty Trust Units beneficially owned by Mr. Miller are owned of record by Trust A-4, 1,012,596 of the Royalty Trust Units beneficially owned by Mr. Miller are owned of record by Milfam I, 34,972,882 of the Royalty Trust Units beneficially owned by Mr. Miller are owned of record by Milfam II, 231,537 of the Royalty Trust Units beneficially owned by Mr. Miller are owned of record by Milfam LLC, 184,073 of the Royalty Trust Units beneficially owned by Mr. Miller are owned of record by Catherine GST, 262,346 of the Royalty Trust Units beneficially owned by Mr. Miller are owned of record by Crider GST, 3,718,949 of the Royalty Trust Units beneficially owned by Mr. Miller are owned of record by LIMFAM LLC, and 2,404,139 of the Royalty Trust Units beneficially owned by Mr. Miller are owned by Mr. Miller directly.

(b)       Mr. Miller may be deemed to have sole voting and dispositive power for all such Royalty Trust Units held of record by Trust A-4, Milfam I, Milfam II, Milfam LLC, Catherine GST, LIMFAM LLC, and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such Royalty Trust Units held of record by Crider GST.

(c)       The following table details the transactions effected by Mr. Miller in the past 60 days.

	Milfam II
Date of Transaction	Number of Royalty Trust Units Purchased	Price Per Share
October 27, 2016	12,500,000	$0.03

(d)        Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e)       Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2016

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III